April 14, 2009

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Coco, Esq.

Special Counsel

Office of International Corporate Finance

Re:	Republic of Colombia

Registration Statement under Schedule B

File No. 333-156913 (Filed January 23, 2009)

Form 18-K

Filed September 10, 2008

Form 18-K/A

Filed January 20, 2009

File No. 033-73840

Dear Mr. Coco:

On behalf of the Republic of Colombia (the “Republic”), set forth below are the Republic’s responses to the comments of the staff of the Office of International Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated February 19, 2009, with respect to the above-referenced Registration Statement and Annual Report on Form 18-K for the year ended December 31, 2007, as amended by Amendment No. 1 to the Republic’s Annual Report on Form 18-K for the year ended December 31, 2007 filed pursuant to Form 18-K/A on January 20, 2009 (“Amendment No. 1”).

For ease of reference, the text of the Staff’s comments is set forth in italics followed in each case by the Republic’s response. With this letter, the Republic is filing Amendment No. 2 to the Republic’s Annual Report on Form 18-K for the year ended December 31, 2007 pursuant to Form 18-K/A (“Amendment No. 2”). Amendment No. 2 amends and restates in its entirety the

Mr. Michael Coco

April 14, 2009

text of Amendment No. 1. All page references in the responses set forth below refer to the pages in the marked version of Amendment No. 2 as filed electronically via EDGAR.

General

1.	Please update all statistics to provide the most recent data possible.

Response: The Republic has updated its disclosure in response to the Staff’s comment. Please see pages 1 through 15 of Exhibit 1 to Amendment No. 2.

2.	Where appropriate, please discuss how the global economic crisis has affected and may continue to affect Colombia’s economy. Specifically, discuss which sectors of the Colombian economy may be most affected by the adverse global economic environment and the measures that the Government has taken or plans to take in response to the global economic crisis.

Response: The Republic has updated its disclosure in response to the Staff’s comment. Please see discussion under “Economy” on page 4 of Exhibit 1 to Amendment No. 2.

Form 18-K filed September 10, 2008, Exhibit D

3.	We refer you to pages D-5 and D-7. In your discussion of the presidential elections, please discuss the Supreme Court ruling that the election procedures were improper. (See, for example, “Colombia’s Uribe calls for election repeat,” International Herald Tribune, June 27, 2008).

Mr. Michael Coco

April 14, 2009

Response: On June 26, 2008, the Colombian Supreme Court held that a Congresswoman was guilty of accepting favors in exchange for her vote on the constitutional amendment seeking to lift the ban on presidential re-election. In addition, the Supreme Court ordered the Fiscalía General de la Nación (National Prosecutor General) and the Procuraduría General de la Nación (Ombudsman) to carry out the relevant investigations in order to establish if any government officials bribed her in exchange for her vote. While the Ombudsman had announced in March 2009 that the government officials who were being investigated by its office were not guilty, the investigation by National Prosecutor General is still ongoing and no official statements or decisions have been released. The Republic believes that, contrary to the assertion of the Tribune article, the Supreme Court ruling is centered around the finding of guilt on the part of the Congresswoman and that such ruling did not hold that the presidential election was improper.

Because the Supreme Court ruling is limited in scope, the Republic does not believe that additional disclosure is warranted.

4.	We refer you to page D-8. Please elaborate on the statement “Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the Government’s successful efforts to eradicate illicit crops and destroy drug processing and distribution centers.” Specifically, describe the efforts that the Government has undertaken and how the Government measures their success. (See “Coca Cultivation Rises in Colombia, U.N. Says,” Washington Post, June 19, 2008.)

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see discussion under “Internal Security” on pages 3 and 4 of Exhibit 1 of Amendment No. 2.

In addition, the Republic would like to point out that it agrees with the assessment of John P. Walters, Director of the White House Office of National Drug Control Policy, who is cited in the Washington Post article, that the growth in illicit crops mentioned by the United Nations Drugs and Crime Report could be explained by the use of new detection methodology for measuring cultivated lands. The Republic understands that the use of enhanced detection capabilities and satellite imagery resulted in the appearance of crops in areas that had never been scanned in previous years or that could not be scanned as precisely as can be done with existing technology. Thus, the figures in the U.N. report taken before and after the introduction of the new methodology might not be comparable. The Republic believes that in order to measure the efforts and success of the Government’s drug enforcement program, consistent and comparable data must be used.

Mr. Michael Coco

April 14, 2009

5.	Please disclose Government actions taken following the alleged actions of the army to increase the reported number of guerilla deaths. (See “Upping the Body Count,” Economist, Oct. 20, 2008.)

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see fifth paragraph under “Internal Security” on page 4 of Exhibit 1 of Amendment No. 2.

6.	We refer to the discussion of relations between the United States and Colombia on page D-52. Please clarify whether the United States Congress has passed the bilateral trade agreement with Colombia and whether that agreement is in effect. Additionally, consider updating this discussion to reflect the current status of the ATPDEA, which remained in effect until December 31, 2008.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see discussion under “Foreign Affairs and International Organizations” on page 4 of Exhibit 1 of Amendment No. 2.

7.	Consider revising your discussion of economic relations between Colombia and Venezuela on pages D-52 through D-53 to reflect the recent pledge between President Alvaro Uribe and President Hugo Chavez of Venezuela to invest $100 million each in a special fund to boost cross-border trade between the two countries.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see second paragraph under “Foreign Trade and Balance of Payments” on page 8 of Exhibit 1 of Amendment No. 2.

8.	Please consider including a description of any material change in relations between Colombia and the United States as a result of the change in the new presidential administration in the United States.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see third paragraph under “Foreign Affairs and International Organizations” on page 4 of Exhibit 1 of Amendment No. 2.

Mr. Michael Coco

April 14, 2009

Form 18-K/A filed January 20, 2009

Republic of Colombia, page 3

9.	If material, consider discussing in greater detail any political uncertainty posed by President Alvaro Uribe’s consideration of whether he will run for a third term.

Response: The Republic supplementally informs the Staff that President Uribe has not formally announced whether he will run for a third term as president. Because no formal announcement has been made, the Republic does not believe that any additional disclosure is warranted.

Foreign exchange rates and international reserves, page 10

10.	Please update the figures in your discussion to reflect the current value of the peso.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see discussion under “Foreign exchange rates and international reserves—Exchange rates” on page 11 of Exhibit 1 of Amendment No. 2.

Public sector internal debt, page 12

11.	Please expand your disclosure on page 13 to include a discussion of the Finance Ministry’s recent announcement that it will seek to exchange internal debt that matures in 2009 and 2011 for treasury bonds with redemption dates in 2012, 2014, 2018.

Response: The Republic has revised its disclosure in response to the Staff’s comment. Please see fourth paragraph under “Public Sector Debt” on page 14 of Exhibit 1 of Amendment No. 2.

Mr. Michael Coco

April 14, 2009

In addition, the Republic acknowledges that:

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5575 (fax: 202-942-5999).

Very truly yours,

/s/ Mark H. Stumpf
Mark H. Stumpf

Enclosures

cc:	Francisco Noguera Rocha
Consul General of the Republic of Colombia
in The City of New York